

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2015

<u>Via E-Mail</u>
Mr. Nathan Harding
Chief Executive Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, CA 94804

   Re: Ekso Bionics Holdings, Inc.
      Registration Statement on Form S-3
      Filed June 25, 2014
      File No. 333-205168

Dear Mr. Harding:

   This is to advise you that we have not reviewed, and will not review, the registration statement.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

   If you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly, Special Counsel at (202) 551-3728 with any questions.

Very truly yours,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
       Michelle L. Basil, Esq.
       Nutter, McClennen & Fish, LLP
       155 Seaport Boulevard
       Boston, MA 02210